United States securities and exchange commission logo





                             January 5, 2022

       Zhenyang Shi
       Chairman and Chief Executive Officer
       POMDOCTOR LIMITED
       Yongxu Industrial Park
       No.19-23 Hejing Road, Dongsha Street
       Liwan District, Guangzhou 510000
       People   s Republic of China

                                                        Re: POMDOCTOR LIMITED
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted December
6, 2021
                                                            CIK No. 0001877971

       Dear Mr. Shi:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 submitted December 6, 2021

       Prospectus Cover Page

   1. We note your response to comment 1, as well as your amended disclosure that "potential future actions by the
PRC government . . . could result in a material adverse change in
                                                        [y]our operations . . .
.." In addition, please:

                                                              Revise your
disclosure to state that such actions could also cause a material change in the value of the
securities you are registering for sale, including that it could cause the value of such
securities to significantly decline or become worthless.
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                Disclose, if true, that the contractual arrangements with your VIE, namely Qilekang
              Digital Health, have not been tested in court.

                Disclose that you are not a Chinese operating company.
2. We note your response to comment 2, as well as your amended disclosure that you "face risks relating to regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact [y]our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange." Please further revise your disclosure to state that, in addition to the aforementioned risks, recent actions and regulatory actions by China s government, such as those related to the use of the variable interest entities, may impact your ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. Additionally, please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.
3. Please disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.
4. We note your response to comment 12, as well as your amended disclosure on pages 10 and 77. Here, please also provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
5. We note your response to comment 23, as well as your amended disclosure in the risk factors section. To provide additional clarity to investors with respect to the implications of your dual-class voting structure, please also disclose the percentage of outstanding shares that Class B shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval, including mergers and consolidations and election of directors. Please make conforming changes in your prospectus summary, which we note you amended pursuant to comment 5.
Prospectus Summary, page 1

6. We note your response to comment 6, as well as your amended disclosure on page 1 regarding the "advertising framework agreement with Focus Media." Please also state that, as a result of such arrangement, you incurred RMB 221,041,000 outstanding and due to Focus Media in 2024 and thereafter. In connection therewith, please discuss your
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         repayment arrangement with Mr. Zhenyang Shi and his wholly-owned entity Aixiangbao Investment Limited Liability Partnership, and
prominently state that
         you continue to maintain an outstanding debt of RMB 221,041,000 and that such obligation will become due on August 10, 2024 in the form of a non-cash arrangement.
7. We note your response to comment 40, as well as your amended disclosure on page 106 that "[t]hese online consultations and prescriptions are carried out during one-to-one graphic consultation sessions where the patients send texts and pictures to the doctors for diagnoses, and [you] plan to gradually launch phone and video consultation." Please also include this disclosure in an appropriate place in the prospectus summary.
8. We note your response to comment 44 that your "platform only issues prescriptions for
         patient   s follow-up visits" and that your patients "have already
possessed verified
         prescriptions from off-line channels before consulting its platform." Please include comparable disclosure here to provide investors with additional context regarding your business model, and make conforming changes in your "Business" section beginning on page 106.
9. We note your response to comment 41, as well as your conformed disclosure throughout the prospectus that you offer a "one-stop" (e.g., pages 1 and 108) and not a "closed-loop"
         solution. Please revise all statements that you are a one-stop platform for medical services, and in clarifying your business description, please convey to investors that your platform only provides services for follow-up patients who already have prescriptions from separate, offline services.
10. Please disclose whether your auditor is subject to the determinations announced by the
         PCAOB on December 16, 2021.
Summary of Risk Factors, page 3

11. We note your response to comment 8, as well as your amended disclosure. In particular:

                We note your disclosure that there are "risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in
China . . . ."
              Please also discuss the risk that such rules and regulations can change quickly with little advance notice (emphasis added).

                Please discuss the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers.
Recent Regulatory Developments, page 5

12. We note your response to comment 9, as well as your amended disclosure that you
         "currently (i) are not required to obtain permissions from any PRC authorities to issue . . .
         ." Please also describe the consequences to you and your investors if you, your
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         subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
13. We note your amended disclosure that "[a]ccording to the Draft Regulations, companies dealing with data on more than 1,000,000 users should apply for cybersecurity review when seeking listings in the United States." We also note your response to comment 16, as well as your amended disclosure on page 30 that you "may be subject to the cybersecurity review by the CAC for this offering, given that [you] deal with data on more than 1,000,000 users in [y]our business . . . ." Please include such disclosure here to
         provide investors with additional context regarding the "Draft Regulations."
Corporate History and Structure, page 6

14. We note your amended disclosure on page 6 that you "started a reorganization as described below involving new offshore and onshore entities in March 2021 and has not completed such reorganization which is expected to be completed before the filing of F-
         1." In light of such contemplated reorganization, please:

                Revise your disclosure to discuss the conversion of securities as part of the reorganization, which we note you reference in your responses to comments 49 and
              51.

                Revise your disclosure to indicate whether the reorganization is expected to be completed before the public filing of your registration statement on Form F-1
              (emphasis added), or alternatively if you expect such reorganization to be completed immediately upon the completion of your initial public offering. In this regard, we note your response to comment 51 states that the relevant securities will be converted
              "upon the completion of [your] initial public offering."

                Ensure consistency in how you describe and account for the reorganization. For example, please revise your disclosure on page 142 in the section entitled "Principal
              [and Selling] Shareholders" to state that "[t]he calculations in the table below . . . "
              are giving effect to the contemplated reorganization, as you indicate as such in your response to comment 51.
15. We note your response to comment 11, as well as your amended disclosure. In addition:

                When describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. For example, we
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              note your disclosure that "before [y]our VIE became [y]our majority owned subsidiary, [you] were regarded as the primary beneficiary of
[y]our VIE . . . ."
              Please revise such disclosure to indicate that the VIE is not your majority owned subsidiary, if true, and that, you still are and will be the primary beneficiary of your
              VIE, if true.

                We note your disclosure that "it is uncertain whether any new PRC laws or regulations relating to the VIE structure will be adopted . . . .." Please also disclose how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Your disclosure should note, if true, that the agreements have not been tested in a court of law.
Financial Significance of VIEs, page 9

16. We note your response to comment 4, as well as your amended disclosure that "there was no reconciliation," as well as your disclosure that your "VIE and its subsidiaries contributed to 100% of [y]our consolidated revenue and accounted for 100% of
         [y]our consolidated total assets and liabilities . . . ." Please provide in tabular form a
         condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. In particular, the full schedule should present major line items, including cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the
         WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
Assets Transfer Between VIE and Other Consolidated Entities, page 10

17. We note your response to comment 10, as well as your amended disclosure that you "do not have any cash flows or transfers of other asset between the VIE and [y]our WFOE for the years ended December 31, 2019 and 2020, and there is no dividends or distributions
FirstName LastNameZhenyang Shi
       that [y]our VIE or its subsidiaries have made to [y]our Company." Please revise your
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       disclosure  to clarify that noLIMITED
                                      transfers, dividends, or distributions
have been made to date,
Januaryif5,true.
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"The report of our independent registered public accounting firm on our financial statements . . .
..", page 19

18. We note your response to comment 13, as well as your amended disclosure that
         "Aixiangbao would repay the debt in the amount of RMB221.0 million owed to Focus
         Media by us" and that "Aixiangbao and Mr. Zhenyang Shi have undertaken that they would not require us to repay RMB221.0 million within three years ending August 10,
         2024 and they would then negotiate the non-cash repayment arrangement with us." Please revise your disclosure to clarify that, while Aixiangboa agreed to repay the debt to Focus
         Media, you agreed to repay such debt to Aixiangbao and Mr. Zhenyang Shi. Your disclosure should prominently make clear that you still have an obligation to repay such outstanding debt. Please make conforming changes throughout the prospectus.
Risk Factors, page 19

19. We note your amended disclosure on page 1 that you entered into an advertising framework agreement with Focus Media in February 2020, incurred an advertising fee of
         RMB 214.5 million, and "do not expect to launch similar campaigns in 2022 and the subsequent years." In light of this material expense, please include a risk factor discussing the benefits, costs and risks to investors of the agreement with Focus Media and your approach to assessing advertising and marketing campaigns moving forward.
"We have a limited number of key suppliers", page 29

20. We note your responses to comments 15 and 45, as well as your revised disclosures on pages 29 and 116. As it appears to be material information, please disclose the name of the unidentified supplier in both places.
"Our use of some leased properties could be challenged . . . ", page 39

21. We note your response to comment 19, as well as your amended disclosure on page 119.
         In this risk factor, please include such amended disclosure by stating, as you do on page
         119, that "[t]wo lessors of [y]our leased properties have not provided [you] with their property ownership certificates or any other documentation proving their right to lease those properties to [you] and three of [y]our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law."
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"If the PRC government deems that the Contractual Arrangements in relation to our VIE do not comply with PRC regulatory restrictions . . . ", page 41

22. We note your response to comment 20, as well as your amended disclosure discussing if you "could not assert [y]our contractual control rights over the assets of [y]our VIE . . . ."
         Please revise this disclosure to state that this applies in the event that determinations, changes or interpretations by the PRC government result in your inability to assert such rights.
"The PRC governmental authorities' significant oversight and discretion . . . ", page 47

23. We note your response to comment 21, as well as your amended disclosure. Please revise your discussion of the risk that the PRC governmental authorities may influence your operations to acknowledge that the PRC governmental authorities may intervene or influence your operations at any time (emphasis added).
Management's Discussion and Analysis of Financial Condition and Results of Operation
Overview, page 81

24. We note your response to comment 26, as well as your amended disclosure. To the extent a metric appears similar to another metric, please explain the differences and the reason for using both metrics. As examples only:

                Please tell us why you define both "contracted doctors" and "registered doctors," and more specifically, how these are material metrics and what they tell you about your business. In this regard, we note that you quantify contracted doctors throughout the prospectus but not registered doctors, which indicates that the "contracted doctor"
              metric is more material to your business. Additionally, we note that the number of contracted doctors is three to four times greater than the number of doctors issuing prescriptions according to the data on page 81, and it appears that the number of doctors issuing prescriptions is more material than either of these metrics, in light of your response to comment 44 that your platform "only issues prescriptions for
              patient   s follow-up visits . . . ."

                Please explain what it means for a doctor to "contract" with you, to provide investors context so as to distinguish between contracted doctors and registered doctors. In this regard, we note that while "registered doctors" have not contracted with you, you also state that your "contracted doctors" are registered and certified but may not have held consultations or issued prescriptions.

                Explain the difference between "transacting patients" (e.g., page 13) and "transacting users" (e.g., page 83) or conform these metrics by revising to use the same language.

                Define "new transacting patients" (e.g., page 86) and in doing so, please explain how
              this metric is different from "transacting patients" and "transacting users." In this
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              regard, we not that, in certain instances, the data for each metric appears similar. For example, you disclose on page 86 that "the number of new transacting patients decreased from approximately 108,000 in 2019 to 100,000 in 2020 . .. . " (emphasis added), but on page 83, you present similar data for the "number of transacting users."

                Your disclosure uses the term "90-day patient repurchase rate" in certain instances, but in other instances you only use the term "repeat purchase rate" and do not specify the time period (e.g., page 106).

                Your disclosure regarding the retention rate for doctors in your hepatopathy department (e.g., page 106) does not clarify what type of doctor this retention rate applies to (e.g., mature doctors).
25. We note your amended disclosure here in tabular form identifies mature doctors, contracted doctors, doctors issuing prescriptions and transacting patients as your key operating metrics. Please revise your risk factor on page 38 to discuss these four key operating metrics, if they are your key material metrics, or alternatively revise throughout the prospectus to clarify which metrics are key and material to operating your business. In this regard, we note your risk factor cites "contracted doctor number, number of consultations, SKUs and prescriptions issued" as key operating metrics instead of the ones identified here.
26. Please revise the table on page 81 to include any key operating metrics that are material but not included in the table (e.g., SKUs, number of consultations, number of prescriptions issued by doctors). In this regard, we note that the four metrics highlighted in your table correspond to data that increased from 2019 to 2020, but you discuss related metrics that decreased during such time period elsewhere in the prospectus (e.g., your disclosure on page 108 that the number of consultations exceeded 709,000 in 2019 but only 509,000 in 2020, and the number of prescriptions issued exceeded 320,000 in 2019 but only 280,000 in 2020).
27. Please ensure coherency across metrics when viewing the totality of the data. As example only, we note:

                Your disclosure on page 83 states that the "number of transacting users decreased from 108,302 for the whole year of 2019 to 100,283 for the whole year of 2020, and doctors issuing prescriptions decreased from 9,010 for the whole year of 2019 to
              7,965 for the whole year of 2020" on page 83. However, your disclosure on page 81 states that there were 65,475 doctors issuing prescription in 2019 and 66,048 doctors issuing prescriptions, as well as 517,447 transacting patients in 2019 and 566,950 transacting patients in 2020.

                Your disclosure states that there were 320,000 prescriptions issued to by doctors in
              2019, and over 280,000 prescriptions issued in 2020, but there were more transacting
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              patients in each of those years per your disclosure on page 81. As you define
              "transacting patients" to be "registered patients who have purchased pharmaceutical products on [y]our platform," it would be expected that the number of transacting patients in a single year would at least equal, if not exceed, the number of prescriptions issued.

                Your disclosure on page 20 states that your "accumulated new transacting patients increased by 9.6% from approximately 517 thousand to approximately 567 thousand"
              from 2019 to 2020, but your disclosure on page 86 states that such numbers decreased from 108,000 to 100,000.
Impact of the COVID-19 Pandemic on Our Operations and Financial Performance, page 82

28. We note your response to comment 29, as well as your amended disclosure that "the revenue from [y]our Internet hospital business increased in the first quarter of 2020 as compared to that of 2019 . . . ." Please quantify the revenue increase here, to balance your
         disclosure that quantifies the number of transaction patients during such time period as well as your disclosure of the revenue decrease from fiscal year 2019 to 2020. Please also tell us why the data from the first quarter of 2020 is a helpful time period for the investors to measure the impact of the pandemic on your business, compared to your fiscal year
         2020 data. Last, in light of your discussion of the "average revenue per order" as a measure of the pandemic's impact, please further explain and discuss such operating metric throughout the prospectus in appropriate places.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Year ended December 31, 2020 compared to year ended December 31, 2019
Net Revenues, page 86

29. We note your response to comment 35. Please revise to quantify the change in revenues that is attributable to changes in volume or price. In order to meet this objective, tell us what consideration was given to disclosing the total prescriptions filled in each period.
         Refer to Item 5.A.1 of Form 20-F.
Liquidity and Capital Resources, page 90

30. We note your response to comment 37, as well as your amended disclosure that you "have obtained bank loans of RMB 9.0 million . . . ." Please revise your disclosure here to
FirstName LastNameZhenyang Shi
       provide greater detail with respect to such loans (e.g., by clarifying that these were the
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              entered into on March 8, 2021 and April 15, 2021, as discussed in note 19 to the
Januaryfinancial
         5, 2022 statements).
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Industry
Overview of the Digital Health and Wellness Industry in China, page 99

31. We note your response to comment 3, as well as your amended disclosure on pages 102 and 103 with respect to the primary assumptions and limitations of "the above [Frost
         & Sullivan] projections." Please revise this disclosure to discuss that such assumptions and limitations apply to all Frost & Sullivan projections in the prospectus, and not just the projections discussed in this section, if true.
Competitive Landscape, page 104

32. Please disclose the name of each company that you note as a competitor (e.g., Company
         A, Company B, etc.).
Business, page 106

33. We note your response to comment 41, as well as your amended disclosure that you "do not own or operate" offline hospitals. Please revise your disclosure throughout the prospectus to ensure consistency. In this regard, we note your disclosure that you plan to rely on "[your] co-operated offline medical institutions" (emphasis added) on page 110, as well as your disclosure on page 108 that you provide "tools for . . . offline treatment."
High patient loyalty due to the long-term nature of chronic diseases and the mutual trust that has developed between our doctors and patient, page 108

34. We note your response to comment 42, as well as your amended disclosure in the sub-
         section entitled "Who We Are." Please make the following additional revisions:

                discuss the 90-day patient repurchase rate of 62.0%, as you discuss on page 106, and in revising your disclosure, explain the significance of the "90-day" benchmark and how this was selected;

                discuss your number of transacting patients here, including the data indicating that such number decreased from 2019 to 2020; and

                explain how your patient loyalty and the relevant data contribute to "patient stickiness," and further explain how such stickiness contributes to the loyalty of your contracted doctors, as you discuss on page 119.
Competition, page 118

35. We note your response to comment 46, as well as your amended disclosure that "contracted doctors may choose to practice on other internet hospital platforms while serving [you]" and that such "contracted doctors tend to be loyal . . .. ." Please explain how you measure whether such doctors are loyal in an appropriate place in the prospectus and further explain how and why you selected this metric as compared to the loyalty of
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      mature doctors. In this regard, we note your disclosure on page 12 that contracted doctors
      "may not have held consultations nor issued prescriptions on [y]our platform."
Description of Share Capital, page 147

36. Please describe the provisions of your amended and restated memorandum and articles of association that limit the issuance of Class B ordinary shares to "Mr. Zhenyang Shi and Li
      Xu and their trust or any other entity established for bona fide estate planning purposes for the benefits of or on behalf of each immediate family member of Mr. Zhenyang Shi and Li
      Xu," as you discuss on page 59.
       You may contact Patrick Kuhn at 202-551-3308 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,
FirstName LastNameZhenyang Shi
                                                            Division of
Corporation Finance
Comapany NamePOMDOCTOR LIMITED
                                                            Office of Trade &
Services
January 5, 2022 Page 11
cc:       Steve Lin
FirstName LastName